SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34644; File No. 812-15090

Sixth Street Specialty Lending, Inc., et al;

July 8, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: Sixth Street Specialty Lending, Inc., Sixth Street Specialty Lending Advisers, LLC, Sixth Street Opportunities Partners III (A), L.P., Sixth Street Opportunities Partners III (B), L.P., Sixth Street Opportunities Partners III (C), L.P., TOP III Delaware AIV I-A, L.P., Opps III Delaware AIV I-B, L.P., Sixth Street Opportunities Partners IV (A), L.P., Sixth Street Opportunities Partners IV (B), L.P., Sixth Street Opportunities Partners IV (C), L.P., Opps IV Delaware AIV I-A, L.P., Opps IV Delaware AIV I-B, L.P., Sixth Street Opportunities Partners V (A), L.P., Sixth Street Opportunities Partners V (B), L.P., Sixth Street Opportunities Partners V (C), L.P., Sixth Street Opps V Delaware AIV I-A, L.P., Sixth Street Opps V Delaware AIV I-B, L.P., Sixth Street TAO Partners, L.P., Sixth Street TAO Partners (A), L.P., Sixth Street TAO Partners (B), L.P., Sixth Street TAO Partners (C), L.P., Sixth Street TAO Partners (D), L.P.,

Sixth Street TAO Partners (E), L.P., Sixth Street TAO Partners (F), L.P., Super TAO Contingent MA, L.P., Knight TAO, L.P., Super TAO MA, L.P., PSERS TAO Partners Parallel Fund, L.P., TAO (B) AIV II-A, L.P., TAO (C) AIV II-A, L.P., TAO (D) AIV II-A, L.P., TAO (E) AIV II-A, L.P., Sixth Street Growth Partners (A), L.P., Sixth Street Growth Partners (B), L.P., Sixth Street Growth Partners (A) AIV, L.P., Sixth Street Growth Partners (B) AIV, L.P., Sixth Street Growth Partners II (A), L.P., Sixth Street Growth Partners II (B), L.P., Sixth Street Growth II (A) AIV, L.P., Sixth Street Growth II (B) AIV, L.P., Growth II Lending, LLC, Sixth Street Fundamental Strategies Partners (A), L.P., Sixth Street Fundamental Strategies Partners (B), L.P., Sixth Street FS AIV I-A, L.P., Sixth Street FS AIV I-B, L.P., Sixth Street Specialty Lending Europe I, L.P., Sixth Street Specialty Lending Europe II, L.P., Super TSLE, L.P., Sixth Street Agriculture Partners (A), L.P., Sixth Street Bluegrass Strategic Holdings I, L.P., Sixth Street Willow Strategic Holdings I, L.P., Sixth Street Cottonwood Strategic Holdings I, L.P., Sixth Street Dogwood Strategic Holdings I, L.P., Sixth Street Red Pine Strategic Holdings I, L.P., Sixth Street CMS Dynamic Credit Fund, L.P., TCS Lending, LLC, TDL Lending, LLC, TOP IV Lending, LLC, Opps V Lending, LLC, FS I Lending, LLC, TICP CLO V 2016-1, Ltd., TICP CLO VI 2016-2, Ltd., TICP CLO VII, Ltd., TICP CLO VIII, Ltd., TICP CLO IX, Ltd., TICP CLO X, Ltd., TICP CLO XI, Ltd., TICP CLO XII, Ltd., TICP CLO XIII, Ltd., TICP CLO XIV, Ltd., TICP CLO XV, Ltd., Sixth Street CLO XVI, Ltd., Sixth Street CLO XVII, Ltd., Sixth Street CLO XVIII, Ltd., Sixth Street CLO XIX, Ltd., Sixth Street CLO XX, Ltd., Sixth Street CLO Equity Fund IV, L.P., TSSP Rotational Credit Fund, L.P., Sixth Street Wheeler Peak Rotational Credit Fund I, LLC, Sixth Street Rotational Credit Fund III, L.P., TSSP Structured Credit Opportunities Fund, L.P., Sixth Street Structured Credit Opportunities Fund II, L.P., Sixth Street Structured Credit Opportunities Fund III, L.P., Sixth Street Structured Credit

Opportunities Fund IV, L.P., Sixth Street Structured Credit Opportunities Fund V, L.P., TICP

CLO Partners II, L.P., TICP CLO Holdings, L.P., TSSP Institutional Credit Partners III, L.P.,

Sixth Street Credit Market Strategies Partners I, L.P., Sixth Street Credit Market Strategies

Partners I-A, L.P., TICP III Cayman, Ltd., Sixth Street Mid-Stage Growth Partners (A), L.P.,

Sixth Street Mid-Stage Growth Partners (B), L.P., Sixth Street Mid-Stage Growth (A) AIV, L.P.,

Sixth Street Mid-Stage Growth (B) AIV, L.P., Sixth Street Advisers, LLC, Sixth Street

Fundamental Strategies I Management, LLC, Sixth Street Opportunities III Management, LLC,

Sixth Street Opportunities IV Management, LLC, Sixth Street Opportunities V Management,

LLC, Sixth Street TAO Management, LLC, Sixth Street Growth I Management, LLC, Sixth

Street Growth II Management, LLC, Sixth Street Specialty Lending Europe I Management, LLC,

Sixth Street Specialty Lending Europe II Management, LLC, Sixth Street Agriculture

Management, LLC, Sixth Street Strategic Holdings Management, LLC, Sixth Street CMS

Dynamic Credit Management, LLC, TICP CLO V 2016-1 Management, LLC, TICP CLO VI

2016-2 Management, LLC, TICP CLO VII Management, LLC, TICP CLO VIII Management,

LLC, TICP CLO IX Management, LLC, TICP CLO X Management, LLC, TICP CLO XI

Management, LLC, TICP CLO XII Management, LLC, TICP CLO XIII Management, LLC,

TICP CLO XIV Management, LLC, TICP CLO XV Management, LLC, Sixth Street CLO XVI

Management, LLC, Sixth Street CLO XVII Management, LLC, Sixth Street CLO XVIII

Management, LLC, Sixth Street CLO XIX Management, LLC, Sixth Street CLO XX

Management, LLC, Sixth Street CLO Equity IV Management, LLC, TSSP Rotational Credit

Management, LLC, Sixth Street Rotational Credit II Management, LLC, Sixth Street Rotational

Credit III Management, LLC, TSSP Structured Credit Opportunities Management, LLC, Sixth

Street Structured Credit Opportunities II Management, LLC, Sixth Street Structured Credit

Opportunities III Management, LLC, Sixth Street Structured Credit Opportunities IV Management, LLC, Sixth Street Structured Credit Opportunities V Management, LLC, Sixth Street CLO Advisers II, LLC, TSSP Institutional Credit III Management, LLC, Sixth Street Credit Market Strategies Management, LLC, Sixth Street Mid-Stage Growth I Management, LLC, MSGP Lending, LLC, Sixth Street Lending Partners Advisers, LLC and Sixth Street Lending Partners.

<u>Filing Dates</u>: The application was filed on January 16, 2020, and amended on July 20, 2021, December 28, 2021, May 26, 2022, and June 29, 2022.

<u>Hearing or Notification of Hearing</u>: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on August 2, 2022, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

<u>ADDRESSES</u>: The Commission: Secretarys-Office@sec.gov. Applicants: Joshua Peck, JPeck@sixthstreet.com; John J. Mahon, Esq., john.mahon@srz.com.

FOR FURTHER INFORMATION CONTACT: Jennifer O. Palmer, Senior Counsel, or Terri G. Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' fourth amended and restated application, dated June 29, 2022, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at, at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

      For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary